BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

February 8, 2007

Susan Block
Attorney-Advisor
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Block:

Re:	Acting Scout Inc. (the “Company”)
Amendment no. 1 to Registration Statement on Form SB-2
Filed December 22, 2006
File No. 333-137888

In response to your comment letter dated January 19, 2007, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 2 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

Summary of Prospectus, page 3

1.	Please briefly clarify what you mean by revenues are generated from “direct registration fees.” For instance, clarify who will pay these fees.

Response:
The following paragraph on Page 3 has been revised and now reads:

“We intend to generate revenues from membership fees paid for by actors who will register to use our services, fees for additional services for actors, banner advertising on our website and the sale of premium space on our website.”

Dilution of the price you pay for your shares, page 19

2.

We note your calculation of “net tangible book value” as of August 31, 2006 appears to include the intangible asset of “deferred costs” in the amount of $25,019. Please revise your dilution calculations to exclude this intangible asset.

Response:
The dilution has been corrected and now reads:

“Dilution

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets.

As of November 30, 2006, the net tangible book value of our shares of common stock was $(45,176) or approximately $(0.0045) per share based upon 10,000,000 shares outstanding.

Upon completion of this offering, in the event all of the shares are sold, the net tangible book value of the 16,000,000 shares to be outstanding will be $204,824, or approximately $0.0128 per share. The amount of dilution you will incur will be $0.0372 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0173 per share without any additional investment on their part. You will incur an immediate dilution from $0.05 per share to $0.0128 per share.

The sale of 3,000,000 existing shares by the selling shareholder

The 3,000,000 common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution caused by the sale of these shares. There will be dilution, however, of the shares sold pursuant to the direct offering.

Dilution to existing stockholders if all of the shares are sold in the direct offering:

Price per share	$ 0.05
Net tangible book value per share before offering	$ (0.0045)

Net tangible book value per share after offering	$ 0.0128
Potential Increase to present stockholders in net tangible book value	$ 0.0173
per share after offering

Number of shares outstanding before the offering	10,000,000
Number of shares outstanding after offering	16,000,000

Dilution to purchasers of shares in this offering if 100% of the shares sold in the direct offering:

Price per share	$ 0.05
Dilution per share	$ 0.0372
Capital contributions	$ 300,000
Number of shares after offering held by public investors (Assume 3,000,000 existing shares by the selling shareholder are sold)	9,000,000
Percentage of ownership after offering held by public investors (Assume 3,000,000 existing shares by the selling shareholder are sold)	56.25%

Dilution to purchasers of shares in this offering if 75% of the shares sold in the direct offering:

Price per share	$ 0.05
Dilution per share	$ 0.041
Capital contributions	$ 225,000
Number of shares after offering held by public investors (Assume 3,000,000 existing shares by the selling shareholder are sold)	7,500,000
Percentage of ownership after offering held by public investors (Assume 3,000,000 existing shares by the selling shareholder are sold)	51.72%

Dilution to purchasers of shares in this offering if 50% of the shares sold in the direct offering:

Price per share	$ 0.05
Dilution per share	$ 0.0458
Capital contributions	$ 150,000
Number of shares after offering held by public investors (Assume 3,000,000 existing shares by the selling shareholder are sold)	6,000,000
Percentage of ownership after offering held by public investors (Assume 3,000,000 existing shares by the selling shareholder are sold)	46.15%

Dilution to purchasers of shares in this offering if 25% of the shares sold in the direct offering:

Price per share	$ 0.05
Dilution per share	$ 0.0518
Capital contributions	$ 75,000
Number of shares after offering held by public investors (Assume 3,000,000 existing shares by the selling shareholder are sold)	4,500,000
Percentage of ownership after offering held by public investors (Assume 3,000,000 existing shares by the selling shareholder are sold)	39.13%

Website Overview, page 28 View Interest Level, page 29

3.	We note your response to prior comment 30. Please revise to describe what makes your view interest level feature distinctive. Is this feature not available on other similar websites?

Response:
This word has been deleted.

Future Products, page 29

4.	Please explain how the events page will work and what is meant by “local” activities. For instance, will this be grouped by city?

Response:
The following paragraph on Page 29 has been revised and now reads:

“We intend to expand our website to include an events page that lists activities such as acting classes and auditions, which can be posted by actors, recruiters, agents, producers, and casting directors at no cost.”

Competitive Overview, page 31

5.

We note your responses to prior comments 22 and 23. Please revise to clearly state and discuss your competitive position in the industry. For instance, compare how many clients you have versus your competition.

Response:
The following paragraph on Page 31 has been revised and now reads:

“Casting Workbook has a client base of over 50,000 members in Canada, Australia and the United States. Each month, up to 500 feature films, television, commercial and print jobs are posted on the Casting Workbook website, resulting in over 70,000 submissions and around 2,100 roles cast. They have over 6 million website hits per month.

Founded in 1998, Star Search has to over 164,000 world-wide members and their website gets over 20 million hits per month. Entertainment industry professionals have made over 26,000 unique contacts to Star Search Casting members in the past six months. Their website offers two way email notification, audio and video clip capability, video chat rooms, automatic cell phone casting call service, interactive business card availability and a personal profile with up to 60 photos including a full biography, resume, and personal website space.

Actor Point allows registered users to post an online resume, view casting calls and view a talent database listing. Actor Point has approximately 450 actor profiles and a newsletter subscriber base of approximately 7,500 people.

EMW Film and Talent has a membership base of approximately 2,000 actors. Users are able to upload any file type in their portfolio, including video files, music files and document files.

Explore Talent is the world's largest modeling & acting website with over 600,000 models and actors in its database. Explore Talent offers a free personal website, domain, portfolio, photo gallery and more. Explore Talent provides actors & models the opportunity to have their portfolios seen by casting directors and production companies, offers an audition submission service and a blog, which allows talent scouts to ask and answer questions, pass on advice, and more.

At this time we only have around 70 members and have a relatively weak competitive position in the market.”

Management’s Discussion and Analysis, page 34
Overview, page 34

6.	Please revise to state that it is your belief that you may begin generating revenues from the sale of your memberships in early 2007.

Response:
The following paragraph on Page 31 has been revised and now reads:

“We believe we may begin generating revenues from membership fees paid for by actors who willregister to use our services in April 2007.”

Liquidity and Capital Resources, page 36

7.

We note your response to prior comment 31; however, in a manner similar to your disclosure on page 37 for your plan for spending $250,000, please revise to quantify how you will allocate the $160,000 you plan to spend.

Response:
The following paragraph on Page 38 has been added and now reads:

“However, if we are not successful in raising $250,000, we intend to decrease our spending to $160,000 for the next 12 months as follows:

$30,000 for the website development
$15,000 for the equipment purchase
$44,000 for general and administrative expenses (including accounting, legal and office)
$35,000 for product launch and marketing
$36,000 for staff compensation, updating breakdowns and maintaining website”

8.	Please clarify what you mean by your “senior equity securities.”

Response:
The following paragraph on Page 37 has been revised and now reads:

“Obtaining additional financing will be subject to a number of factors including market conditions, investor acceptance of our business plan, and investor sentiment.”

Critical Accounting Policies, page 39

9.

Expand the revenue recognition policy to disclose the length of individual memberships and clarify whether revenue will be recognized over the membership period. Provide similar disclosure in the notes to the financial statements.

Response:
We have updated our financial statements. The following paragraph on Page 42 has been revised and now reads:

“Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements”. Revenue consists of membership fees, linkage fees to others websites and advertising revenues. Revenue from these sources is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, and membership fees are received by us. Revenue will be recognized evenly over the term of membership. The length of an individual membership is one year. There has been no revenue for the period from inception to November 30, 2006.”

August 31, 2006 Unaudited Interim Financial Statements Statements of Cash Flows, page F-13

10.	Please include a third column labeled “accumulated from April 25, 2006 (date of inception) to August 31, 2006,” similar to that provided for on the statements of operations.

Response:
We have updated our financial statements and included a third column labeled “accumulated from April 25, 2006 (date of inception) to November 30, 2006.”

Note 2. Summary of Significant Accounting Policies, page F-14

11.

Please revise the alpha lettering system used in this footnote so that consecutive lettering is provided. Also the lettering should begin with (a), rather than (n). Finally, please ensure that the footnote references on the face of the financial statements are accurate.

Response:
We have revised the alpha lettering system.

Other

12.

Please continue to consider the financial statement updating requirements set forth in Item 310(g) of Regulation S-B. In this regard, updated interim financial statements and related financial information (such as Summary Financial Information and MD&A) will be required in the next amendment, if the Registration Statement has not been declared effective on or before January 12, 2007.

Response:
We have updated our financial statements. We have updated our MD&A according to the updated financial statements.

13.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:
We have contained currently dated accountants’ consents.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC